Wachovia Capital Markets, LLC
Citigroup Global Markets Inc.
  on behalf of the several Underwriters

c/o Wachovia Capital Markets, LLC
375 Park Avenue
New York, NY 10152

VIA EDGAR

March 24, 2009

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Mailstop 3720, Washington, D.C. 20549
Attn.: Mr. Kevin Rupert, Staff Attorney

Western Asset Municipal Defined Opportunity Trust Inc.
Registration Statement on Form N-2
File Nos. 333-156784 and 811-22265

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act Rules”) we on behalf of the several underwriters wish to advise you that distribution of the amended Registration Statement on Form N-2 as filed on February 24, 2009 and the Preliminary Prospectus dated February 24, 2009 began on February 24, 2009 and is expected to conclude at approximately 5:00 p.m., March 26, 2009, with anticipated distribution results as follows:  a limited number of Registration Statements have or will be sent to underwriters and approximately 90,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the 1933 Act Rules, the undersigned, on behalf of the underwriters of the offering of shares of common stock of Western Asset Municipal Defined Opportunity Trust Inc. (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Standard Time, on March 26, 2009, or as soon thereafter as practicable.

Sincerely,

WACHOVIA CAPITAL MARKETS, LLC
CITIGROUP GLOBAL MARKETS INC.
on behalf of the several Underwriters

By:	WACHOVIA CAPITAL MARKETS, LLC

By:	/s/ Lear Beyer
Name: Lear Beyer
Title: Managing Director

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Kevin Deignan
Name: Kevin Deignan
Title: Director – Investment Banking Financial Institutions Group